Bad Toys Holdings, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

March 22, 2007

VIA EDGAR

Mr. David R. Humphrey

Branch Chief - Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Bad Toys Holdings, Inc.

Form 10-KSB for the year ended December 31, 2005

Filed March 31, 2006

File No.: 333-50059

Form 10-KSB/A for the year ended December 31, 2005

Filed April 6, 2006

File No.: 000-50059

Form 10-KSB/A Amendment No. 2 for the year ended December 31, 2005

Filed October 25, 2006

File No.: 000-50059

Dear Mr. Humphrey:

On behalf of Bad Toys Holdings, Inc. (the “Company”), this letter responds to the comments you provided by letter dated November 8, 2006 regarding the Company’s Annual Report on Form 10-KSB (the “Annual Report”).

In connection with our response, we would like to advice you of the following recent developments. Effective February 28, 2007, the Company will no longer consolidate the operations of its former wholly owned subsidiary, Southland Heath Services, Inc. On January 8, 2007 Southland Health Services, Inc. obtained an effective S-1 registration, and on February 1, 2007 made a distribution of 75% of the Southland common stock to the record holders of the Company. Commencing in February 2007, the Company no longer holds the majority interest in Southland Health Services, Inc. The effective registration statement is on file with the SEC. Accordingly, the Company intends to provide in its Form 10-KSB filing for December 31, 2006 Pro Forma statements characterizing the effects of the spin off of Southland Health Services, Inc., as supplemental financial information. This information will be included in the Subsequent Event Section of our annual report.

Your comment numbers 2, 3, 4, and 6 relate principally to our acquisition and reporting relative to the Southland subsidiary. As we have completed the “spin off” of Southland in 2007 with the approval of the Registration Statement on Form S-1 by the SEC and the subsequent distribution of 75% of the Southland common shares on February 1, 2007, we request you consider materiality of your comments now that there are two separately operating companies. Beginning with the first quarter of 2007, Southland will not be consolidated with the financial statements of Bad Toys.

Your comments are set forth below in italics, and each comment is followed by the Company’s response except for Comment 3 which will be submitted separately to the Office of Chief Accountant, Accounting Group—Interpretations.

Form 10-KSB/A Amendment 2 for the fiscal year ended December 31, 2005

Item 6- Management Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 32

1.	We note your response to our prior comment number 1. We also note your updated disclosure, which addresses how you plan to use the proceeds from the $10,000,000 asset based line of credit. However, we reissue our prior comment. Please revise your disclosures to address the potential consequences to your business if you are unable, for whatever reason, to successfully obtain this line of credit.

The Company has included below a proposed revision to the section entitled “Liquidity and Capital Resources—Management’s Discussion and Analysis” in accordance with the Staff’s comment.

“The Company is currently in negotiations to secure a $10,000,000 asset based line of credit. If successful, the Company will use the proceeds from this line to retire the indebtedness to the IRS and GE Capital. In the event the Company is unsuccessful in its efforts to secure an asset based line of credit, the Company will have to increase its efforts to secure financing through an alternative means, such as the public or private sale of its equity securities. If the Company cannot secure an asset based line of credit or an alternative funding source to retire the indebtedness to the IRS and GE Capital, it may be forced to file bankruptcy or liquidate certain material assets to satisfy these debts. Either of these alternatives would have a material adverse effect on the Company’s results of operations and financial condition.”

The Company also has included below a proposed revision to the section entitled “Liquidity And Proposed Plans For The Next Twelve Months - Management’s Discussion and Analysis” in accordance with the Staff’s comment.

“If the Company cannot secure an asset based line of credit or an alternative funding source to retire the indebtedness to the IRS and GE Capital, it may be forced to file bankruptcy or liquidate certain material assets to satisfy these debts. Either of these alternatives would have a material adverse effect on the Company’s results of operations and financial condition. Furthermore, although we believe that our currently available working capital will be sufficient to continue our business for at least the next twelve (12) months, should our costs and expenses prove to be greater than we currently anticipate due to the unsuccessful outcome of any of the legal proceedings described herein, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through the acquisition of new product lines, the depletion of our working capital would be accelerated.”

Item 7- Financial Statements

Note 1- Significant Accounting Policies

Revenue Recognition, page F-9

2.	We note your response to our previous comment number 5. You state that you relied on the AICPA’s Audit and Accounting Guide, Health Care Organizations for determining your revenue recognition policy. However, this Guide applies to organizations whose principal operations consist of providing or agreeing to provide health care services and that derive all or almost all of their revenues from the sale of related goods or services. Since your business appears to be comprised of both health care services and transportation services, with a significant portion being attributable to the transportation element of that business, it seems likely that a substantial portion of your revenues are derived from transportation services. Therefore, unless you can substantiate that you derive all or almost all of your revenues from health care services provided to your customers, we believe you should revise your financial statements to bring them into conformity with the guidance on revenue recognition set forth in SAB 101 and SAB 104.

Although we do provide transportation, given the nature of the services we provide our customers during a transport, we believe our Company is more appropriately classified as a health care company as opposed to a transportation company. The Company also derives almost all of its revenues from the provision of health care services as discussed in greater detail below. As such, the Company believes that the application of the revenue recognition policy set forth in the AICPA’s Audit and Accounting Guide, Health Care Organizations, is appropriate. The following is a summary of the services we provide our customers and our source of revenues.

Effective as of February 1, 2007, Southland has been spun off and is no longer a wholly owned subsidiary of the Company. The Company has retained a 25% ownership interest in Southland and expects to report its investment in Southland on the Equity method beginning at March 31, 2007. The Company is acknowledging that others in the Ambulance industry are changing their accounting method for doubtful debts resulting in a change in its revenue accounting method, but current and prior-year results will remain unchanged. As such, estimated uncompensated care will now be deducted from revenue and not presented as an operating expense as done previously. Based on current information available to management, Southland expects to change its method of reporting in 2007.

Our Business

The Company provides both emergency ambulance and non-emergency ambulance services. Approximately 53% of our transports are for 911 emergency medical transports. The remaining 47% of our transports are for scheduled non-emergency medical transports. Fifty-five percent (55%) of our non-emergency medical transports are for Medicare patients.

Emergency Transports

The Company generally provides emergency ambulance response and medical transportation services pursuant to contracts with counties and/or municipalities. The level of response to the call is dependent upon the underlying contract. We typically respond with Advanced Life Support (“ALS”) ambulance units, unless otherwise specified by contract. ALS ambulances are staffed with either two paramedics or one paramedic and an emergency medical technician (“EMT”) and are equipped with ALS equipment (such as cardiac monitors, defibrillators, advanced airway equipment, and oxygen delivery systems), as well as pharmaceuticals and medical supplies. We also use Basic Life Support (“BLS”) ambulance units which BLS units are generally staffed with two EMT’s. EMT’s are trained to provide basic life support services including oxygen administration, basic airway management, cardiopulmonary resuscitation (“CPR”) and defibrillation using a semi-automatic defibrillator, bandaging and splinting of wounds, management of spinal injuries, and patient packaging. The EMT’s comply with state required training and continuing education requirements.

Upon arrival at an emergency medical call, the ALS crew members deploy portable life support equipment, ascertain the patient’s medical condition, and if required, administer advanced life support techniques and procedures. These may include tracheal intubations, cardiac monitoring, defibrillation of certain cardiac dysrhythmia, and the administration of medications and intravenous solutions under the direction of a physician. The crew also may perform BLS services, which include CPR, basic airway management, and basic first aid, including splinting, spinal immobilization, recording of vital signs, and other non-invasive procedures. As soon as medically appropriate, the patient is placed on a portable gurney and transferred into the ambulance. While one crew member monitors and treats the patient, the other crew member drives the ambulance to a hospital designated either by the patient or the applicable medical protocol. The ambulance crew alerts the hospital regarding the patient’s medical condition, and if necessary, the attending ambulance crew member seeks advice from an emergency physician as to treatment. Upon arrival at the hospital, the patient generally is taken to the emergency department where care is transferred to the emergency department staff.

Non-emergency Transports

The Company also provides non-emergency ambulance services to patients requiring either advanced or basic levels of medical supervision and treatment during transfers to and from residences, hospitals, long-term care centers, and other healthcare facilities. These services may be provided when a home-bound patient requires examination or treatment at a health care facility or when a hospital patient requires tests or treatments (such as MRI testing, CAT scans, dialysis, or chemotherapy) at another facility. We utilize ALS or BLS ambulance units to provide non-emergency ambulance services, depending on the patient’s needs. We generally staff our BLS ambulance units with two EMTs and equip these units with the medical supplies and equipment necessary to administer first aid and basic medical treatment.

Source of Revenues

Approximately fifty percent (50%) of our collections are from Medicare, nineteen percent (19%) are from Medicaid, twenty seven percent (27%) are from private health insurance and four percent (4%) are from private payors (these are generally young individuals who have been in an accident and have no insurance and do not qualify for Medicare or Medicaid programs). Therefore, in total, approximately ninety-six percent (96%) of our collections are from Medicare, Medicaid and private insurance programs. Prior to the Company receiving payment from Medicare, the Company must complete and submit a form to Medicare establishing the medical necessity of the transport. The Company will only receive payment from Medicare if the transport is deemed medically necessary. Additionally, state Medicaid programs pay; as such, medical necessity is generally documented for these patients as well. Finally, insurance companies also require that the Company establish a medical need before rendering payment. Since medical necessity is generally a prerequisite for payment by each of these groups, the Company believes the payment it receives from these entities is appropriately classified as “revenues derived from health care services.” Further, since approximately ninety-six percent (96%) of our collections are from Medicare, Medicaid and private insurance programs, the Company derives almost all of its revenues from the provision of health care services

Again, although we do provide transportation, given the nature of the services we provide our customers during a transport as defined by central medical controls established by physicians serving the Medical Control Boards and the fact that we derive almost all of our revenues from our provision of health care services, we believe our Company is more appropriately classified as a health care company as opposed to a transportation company. Notwithstanding the foregoing, we have noted your comment and continue to monitor the activities of the various financial accounting standards bodies as well as industry practices. We understand the AICPA is considering modification of the Audit and Accounting Guide, Health Care Organizations, but has not issued nor approved final changes.

Note 8- Acquisitions, page F-14

3.	We note your response to our comment prior comment number 6. However, we continue to believe your 2004 financial statements should exclude the acquisition of Southland Health Services for the following reasons:

•

We believe that restricting the selling shareholders from taking any action outside of the ordinary course of business without your written consent, as set forth in Section 3 of the letter of intent and Sections 1.4 and 5.5 of the Stock Purchase Agreement, does not constitute effective control under paragraph 48 of SFAS 141. Instead, it provides you with the ability to rescind the transaction should the selling shareholders significantly alter the business structure or operations. Paragraph 48 of SFAS 141 states that there must be a written agreement transferring effective control without restrictions except those required to protect the shareholders or other owners of the acquired entity (i.e. the Southland Shareholders.)

•

The language in paragraph M, Effective Date of a Business Combination, Division of Corporation Finance Current Accounting and Disclosures Issues, August 31, 2001, is meant to provide flexibility due the difficulty of closing financial books on a date other a month or quarter end. We believe that your facts and circumstances are not within the scope of this paragraph.

•

Since the transaction was significantly altered on February 1, 2005, due to breach of representations and warranties by the selling shareholders, and given you could have rescinded the transaction under Article 6 of the Stock Purchase Agreement, it appears that all of the risks and rewards of ownership were not transferred as of December 31, 2004.

Accordingly, please revise your financial statements as previously requested.

The Company will provide its response to Comment 3 separately to the Office of Chief Accountant directed to the Accounting Group—Interpretations.

As supplemental information for the Staff regarding the ownership of Southland by the Company, we provide the following regarding the “spin off” of Southland.

On February 1, 2007, the Company “spun off” its wholly-owned subsidiary, Southland Health Services, Inc., by distributing seventy-five percent (75%) of the Company’s common stock, which in total numbers 28,148,695 shares, to holders of the Company stock as a dividend (the “Spin-off”). Upon completion of the Spin-off, Southland’s assets and business consisted largely of those which the Company attributes to its incumbent emergency and non-emergency medical transportation (ambulance) services. In connection with the Spin-off, the Company issued 0.9825 shares of the Southland’s common stock for each share of the Company’s common stock issued and outstanding as of the record date, January 31, 2007. As a result of the Spin-off, the Company now holds 7,037,174 shares of Southland’s common stock representing a 25% ownership interest in the outstanding common stock of Southland. The purpose of the Spin-off is to maximize the value to the shareholders, improve financing and funding opportunities and ease the communication to in the public markets providing a company with a single focus in the Healthcare market.

Southland registered the shares issued in the Spin-Off under the Securities Act of 1933, as amended (the “Act”) on a Registration Statement on Form S-1 (file no. 333-134797) (the “Registration Statement”). Southland registered (a) 9,801,353 shares of its common stock to be distributed by Bad Toys in the Spin-Off to its non-affiliate stockholders and (b) 18,347,342 shares of its common stock to be distributed to certain persons who are presently deemed affiliates (as that term is defined in Section (a)(1) of Rule 144, as promulgated under the Act) and for resale by Bad Toys and those affiliates.

4.	We note your response to our prior comment number 7. However, we reissue our prior comment. As such, please provide revisions to your financial statements including, but not limited to, the disclosure of your purchase price allocation as required by SFAS 141.

The Company has included below a proposed revision to Note 8 to its Consolidated Financial Statements for the year ended December 31, 2005 in accordance with the Staff’s comment.

“NOTE 8- ACQUISITIONS

On August 9, 2004, the Company entered into a Capital Stock Purchase agreement acquiring approximately 73% of the outstanding common stock of American Eagle Manufacturing Co. (“American Eagle”). The total purchase price of the stock was $4,250,000 with certain adjustments to the purchase price if the equity of the American Eagle was less than $2,414,839 on date of closing. On the date of closing, the equity of American Eagle was less than $2,414,839; accordingly, the purchase price was adjusted downward. The total amount of the note ultimately issued in exchange for the shares was $2,533,544. The transaction was recorded as investment – American Eagle. The note is due in $500,000 installments due in six-month intervals over the two-year life of the loan. The current portion due

December 31, 2004 was $500,000. On October 21, 2004 American Eagle entered into a Share Exchange Agreement with No Borders whereby 40,000,000 shares of American Eagle’s common stock was exchanged for all the outstanding shares of No Borders, Inc. The Company owned 3,034,000 shares of American Eagle at the time of the Share Exchange Agreement. The transaction was recorded as a reverse purchase by No Borders, Inc. The Company formed a new Nevada corporation, American Eagle Manufacturing Company, Inc., a wholly owned subsidiary of the Company, to own and operate the business of American Eagle.

On October 22, 2004, the Company entered into an Asset Purchase Agreement whereby it purchased all the assets and assumed certain liabilities of American Eagle associated with the motorcycle business activities for 1,818,000 shares of its common stock. The transaction was valued at $769,000 based on the net asset value acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$503,056
Inventory	954,138
Equipment	401,847
Other assets	25,354

Total assets acquired	$1,884,395
Current liabilities	410,395
Long-term debt	705,000

Total liabilities assumed	$1,115,395

Net Assets acquired	$769,000

On December 1, 2004, the Company entered into a binding letter of intent to acquire 100% of the outstanding common stock of Southland Health Services, Inc. The binding letter of intent has restrictive covenants which removed the extraordinary shareholder rights of the selling shareholders. It required written approval from the Company for any transactions beyond normal operations. On December 26, 2004 the Company executed a definitive Capital Stock Purchase agreement to acquire 100% of the outstanding common stock of Southland Health Services, Inc. Upon closing, the Capital Stock Purchase Agreement transferred the stock of Southland Health Service, Inc. to the Company effective December 1, 2004. On February 4, 2005, the Capital Stock Purchase agreement was amended due to misrepresentations of the sellers as to the level of payroll taxes payable discovered in January 2005. The purchase price was recorded at $5,271,600 comprised of 1,840,000 shares of the Company’s restricted common stock, 2,300,000 stock warrants with an exercise price of $.50 per share, and $3,404,000 of notes payable. The notes require, collectively, monthly payments totaling $39,000. The interest rate on the notes is Prime Rate plus 1%. These notes have been adjusted pursuant to the Capital Stock Purchase Agreement and are subordinate to the Internal Revenue Service and the note to General Electric Capital Corporation. The common stock was valued at its estimated fair market value as a discount of its trading value and the common stock warrants were valued based on estimated fair value as a discount of the fair market price of common stock.

During 2005, in accordance with the provisions of the Capital Stock Purchase Agreement, the Company adjusted its recording of this transaction to a revised purchase price of $1,059,600 comprised of 1,840,000 shares of the Company’s restricted common stock and 543,478 stock warrants with an exercise price of $.50 per warrant. The common stock was valued at its estimated fair market value at a discount of its trading value and the common stock warrants were valued based on estimated fair value at a discount of the market price of common stock. See also NOTE 1 and 9. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	1,173,623
Accounts receivable	8,932,505
Property, plant and equipment	2,425,292
Other assets	2,705,110

Total assets acquired	15,236,530
Current liabilities	5,467,726
Current portion of long term debt	1,554,718
Long-term debt	2,942,486

Total liabilities assumed	9,964,930

Net Assets acquired	5,271,600

On January 3, 2005, the Company entered into an Asset Purchase Agreement whereby it purchased the assets, real and personal, tangible and intangible, including the rights to the name Gambler Motorcycle Company and Gambler Competition Center, Inc., website, franchise and dealer rights, trademarks, and logo. The purchase price was $825,000. The Company paid $412,000 at closing and the remainder payable in 8 equal consecutive installments of $52,533.99 with an interest rate of 5%. The purchase price was allocated all to equipment.”

5.	We note your response to our prior comment number 8. However, it is still not clear how you accounted for and valued the issuance of these warrants. In other words, you state the warrants were valued at $.50 per warrant, but you do not provide any information regarding how you determined that valuation. Therefore, please tell us and revise your financial statements to clarify the accounting for this transaction.

The warrants to purchase shares of the Company’s common stock issued pursuant to the Capital Stock Purchase Agreement were valued based on the estimated fair value at a discount of the market price of common stock and were recorded on the financial statements at $0.50 per warrant.

6.	Please provide us with a detailed record of the entries you recorded in relation to the Southland Health Services transaction. These should include, but not be limited to the following:

•

A comparison of how planned to record the acquisition as of December 31, 2004, prior to amending the Stock Purchase Agreement, and how you actually accounted for the transaction subsequent to the amendment.

At the time the Company prepared its financial statements for the year ended December 31, 2004, the Amendment to the Capital Stock Purchase Agreement had already been executed. As such, the Company did not make any preliminary entries. The following represents entries recorded by the Company in connection with the acquisition of Southland Health Services, Inc.

December 2004
(to record transaction)

Journal entry	Debit	Credit

Note Payable		2,257,000
Note Payable		414,000
Note Payable		828,000
Common Stock		16,192
Additional paid in capital		1,311,552
Stock Warrants		1,150,000
Goodwill—Southland	3,927,288
Southland Investments(*)	2,049,456

	5,976,744	5,976,744

(*) Southland Investments is eliminated in the consolidation of the financial statements.

•	How you accounted for and recorded the additional liabilities incurred as a result of the misrepresentations by the selling shareholders, as well as any other related transactions.

The liability for payroll taxes to the Internal Revenue Service increased approximately $2.2 million in the fourth quarter of 2004. Although the selling shareholders were aware that Southland was not making its required payroll tax payments in the fourth quarter, they represented that Southland was current in its payroll tax payments for this period. Despite the misrepresentations by the selling shareholders, the Company controlled the completion of Southland’s fourth quarter financial statements and properly accrued and recorded the outstanding payroll tax in Southland’s books and records for the quarter ended December 31, 2004.

•	How you recorded the reclassification of notes receivable from goodwill and any other adjusting entries.

The following table illustrates the purchase adjustment that eliminated the goodwill recorded in connection with the acquisition of Southland:

December 2005
(to record purchase adjustment)

Journal entry	Debit	Credit

Note Payable	2,257,000
Note Payable	414,000
Note Payable	828,000
Stock Warrants	900,000
Goodwill—Southland		3,927,288
Southland Investments		471,712

	4,399,000	4,399,000

As a result of the purchase adjustments reflected in the table above, the Company no longer owed money to Glenn Crawford in connection with the purchase of Southland. As a result of the foregoing, there are no liabilities to Crawford to offset the note receivable from Glenn Crawford to the Company. This resulted in an increase in the recorded amount due to the Company by Glenn Crawford.

•

A schedule detailing the material activity in your notes payable balance from the date of acquisition through December 31, 2005. Please ensure that this schedule includes notes payable that were netted against notes receivables as a result of rights of offset.

Your response should provide us with significant details to clearly understand your methodology and reasoning behind each entry. We may have further comments based on your response.

The following is a schedule detailing the material activity in our notes payable balance from the date of acquisition through December 31, 2005:

Note Payable	$2,257,000
Note Payable	414,000
Note Payable	828,000

Notes payable—Southland Acquisition Balance as of December 31, 2004	$3,499,000

Purchase adjustments pursuant to the
Capital Stock Purchase Agreement dated December 26, 2004	(3,499,000)

Notes payable—Southland Acquisition Balance as of December 31, 2005	$-0-

Furthermore, as we previously disclosed in our footnotes, Mr. Crawford had filed two lawsuits against the Company. The suits filed by Mr. Crawford have been dismissed. The only case pending between the parties is the case the Company filed against the selling shareholders alleging, among other things, misrepresentation and fraud.

In providing the responses set forth in this letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan
Larry N. Lunan
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Terry Kelley, CPA

Pollard Kelley Auditing Services, Inc.